January 4, 2012

Via E-mail
Lyn Shenk
Branch Chief
United States Securities and Exchange Commission
Washington D.C. 90549

Re:	Point.360
Form 10-K for Fiscal Year Ended June 30, 2011
Filed September 23, 2011
File No. 001-33468

Dear Mr. Shenk:

The following is provided in response to your letter December 21, 2011.  Requested information has been provided below.  We will expand disclosures in future filings as indicated.  The paragraph numbers correspond to those in your letter.

1.	We will revise future filings to address this comment.

2.
As of June 30, 2011, we considered the indicators of potential impairment as set forth in ASC 360-10-35-21, which provide that a long-lived asset (asset group) shall be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.  Specifically, you have asked how we complied with subsection (e) and concluded that a test for impairment was unnecessary.  Subsection (e) states that “a current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset (asset group)” are examples of such events or changes in circumstances.

As indicated in the Consolidated Statement of Cash Flows, the Company reported the following “Net cash and cash equivalents provided by (used in) operating activities” for the last three fiscal years:

Year ended June 30, 2009	$1,043,000
Year ended June 30, 2010	(311,000)
Year ended June 30, 2011	455,000

In addition to the above, while not a GAAP measurement, Point.360 generated $2.6 million of earnings before interest, taxes, depreciation and amortization and other non-cash charges (bad debt expense, stock based compensation and impairment charges) (“EBITDAN”) for the fiscal year ended June 30, 2011.  Additionally, our forecast for the fiscal year ended June 30, 2012 indicates EBITDAN of $4.4 million.

As you point out, a decline in stock price might also be a factor indicating the need for an impairment test.  Point.360’s stock price ranged from $2.29 to $.47 per share over the last two fiscal years (currently at $1.20).  While the stock price could be an indicator of impairment, we believe that it is not an appropriate measurement of value for Point.360 since market fluctuations (both increases and decreases) are often short term in nature, and the stock is thinly traded, can fluctuate widely on very low volume, and there is no significant institutional ownership.  We believe cash flow is the more relevant indicator.

In summary, we concluded that there was no triggering event and that an impairment test was not necessary based on Point.360’s positive cash flow.

3.
In the fiscal year ended June 30, 2010, we recorded an expense and an accrued liability for the stated $500,000 value of the stock to be issued (250,000 shares at $2.00 per share stated value) pursuant to the verbal settlement agreement that was finally documented in September 2011.

In the fiscal year ended June 30, 2011, we recorded additional expense associated with the issuance of the “put” option given to our CEO concurrent with finalization of the settlement agreement as follows:

a.
$95,000 for the theoretical value of the put option as measured by the negative difference between the market price of the 250,000 shares on the September 2010 settlement agreement date and December 31, 2011.

b.
$57,500 for the net increase in the theoretical value of the put option on the date of the actual put.  The expensed value of the put was increased due to a further decrease in the market value of the stock that Point.360 was obligated to purchase between December 31, 2010 and the date of the actual put.

In summary, the total expense for the stock portion of the transactions was $500,000 in fiscal 2010 for the initial settlement, and $152,500 recorded for the value of the put option.  In paragraph 6.c. of my December 2, 2011 letter to you, I inadvertently omitted the $57,500 portion of the put option expense.

We appreciate your questions and comments with respect to our financial disclosure.  We acknowledge that Point.360 is responsible for the adequacy and accuracy of disclosures in our filings, and that the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and that Point.360 may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you have any questions regarding this communication, please call the undersigned at (818) 565-1444.

Very truly yours,

Alan R. Steel
Executive VP, Finance and Administration
Chief Financial Officer